EXHIBIT 99.1

e-Future Appoints New Board and Audit Committee Member

Beijing, China, November 1, 2007 —/Xinhua-PRNewswire/ — e-Future Information Technology Inc. (NASDAQ:EFUT), a leading Chinese front supply chain management software and service company, today announced the appointment of Mr. Brian Lin to its Board of Directors and audit committee, effective immediately.

Mr. Lin is currently the Chief Executive Officer and Director of China Fire & Security Group, Inc. (NASDAQ:CFSG), a leading total solution provider of industrial fire protection systems in China. Prior to joining China Fire & Security, from 2001 to 2005, Mr. Lin served as CEO of Beijing Linkhead Technologies, a company that he co-founded in 1994 and sold to PacificNet Inc. (NASDAQ:PACT) in December 2003. Prior to Linkhead, Mr. Lin was Director of R&D, Value-added Services Division of UTStarcom (NASDAQ:UTSI) and held various management and technical positions with Nortel Networks, Motorola and Tandem Telecom in the United States. Mr. Lin received a bachelor’s degree in electrical engineering from Huazhong University of Science and Technology and a master’s degree in Electrical Engineering from University of Toronto, Canada in 1989.

“We are delighted to welcome Mr. Lin to our Board of Directors and audit committee,” said Adam Yan, Chief Executive Officer and Chairman of e-Future. “His expertise in the technology industry and corporate governance will add great value to our company, and we look forward to his immediate contributions.”

Mr. Lin’s appointment fills the board seat made vacant following the resignation of Mr. Chaoyong Wang. Mr. Wang’s resignation from e-Future’s Board of Directors and audit committee became effective upon Mr. Lin’s appointment. Commenting on Mr. Wang’s resignation, Adam Yan said, “We are grateful for Mr. Wang’s contribution to our company’s growth and success in the past years.”

About e-Future Information Technology Inc.

e-Future is a leading provider of integrated software and professional services for manufacturers, distributors, wholesalers, logistics companies and retailers in China’s supply chain market. e-Future’s customers are centered in the retail, automotive, general household appliance and consumer goods industries.

e-Future serves over 800 clients, including over 500 retailers and over 200 distributors and Fortune 500 companies that do business in China, including Procter & Gamble, Johnson & Johnson, Kimberly-Clark, the Chang’an Motors and Ford Motors joint venture, B&Q-Kingfisher China, GUCCI China, Aeon- JUSCO China, PARKSON China, SOGO China and Mickey’s Space stores (Disney franchises). Leading local companies include Belle, Lianhua, Suning, Wuhan Zhongbai, Wushang Group, Bubugao, Yonghui and China Duty-Free Stores. e-Future is also one of IBM’s premier business partners in Asia Pacific as well as the partner of SAP, Oracle,

Microsoft, JDA and Motorola. e-Future has 19 branch offices in 31 provinces in China with over 600 employees including 250 consultants and 270 programmers for software research and development and customization.

For more information about e-Future, please visit http://www.e-future.com.cn English channel.

For more information, please contact:

Investor Relations & Media Relations

e-Future Information Technology Inc.

Tel: +86-10-5165-0998

Email: ir@e-future.com.cn

Source: e-Future Information Technology Inc.